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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                H QUOTIENT, INC.
                                (Name of Issuer)

               Common Stock and Warrants to Purchase Common Stock
                         (Title of Class of Securities)

                            40426E 10 1 ; 40426E 11 9
                                 (CUSIP Number)

                               Steven W. Bingaman
                             Appleby Partners, Ltd.
                          551 Fifth Avenue, Suite 1625
                            New York, New York 10176
                                 (212) 682 6103

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 15, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1 (e), 240.13d-1 (f) or 240.13d-1 (g), check the following box. [ ]

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_______________________________________________________________________________

CUSIP No. 40426E 10 1 ; 40426E 11 9  SHCEDULE 13D           Page 2 of 4 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS.

                Appleby Partners, Ltd. ("APL")
                Steven W. Bingaman 1996 Trust ("SWB Trust")
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
                SWB Trust - PF and APL - WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                APL - Delaware; SWB Trust - New York
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       APL 1,433,971
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       SWB Trust 1,763,043
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       APL 1,433,971
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       SWB Trust 1,763,043
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     Common                  Common Stock
                                     Stock                 Purchase Warrants
                                     ------                -----------------
Appleby Partners, Ltd.              100,000                    1,568,471
Steven W. Bingaman 1996 Trust     1,438,043                      325,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                32%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                APL - CO
                SWB Trust - OO
______________________________________________________________________________

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                                                              Page 3 of 4 Pages

Item 1:  Security and Issuer

                  H Quotient, Inc.
                  12030 Sunrise Valley Drive
                  Suite 205
                  Reston, VA  20191

                  Common stock and warrants to purchase common stock

Item 2:  Identity and Background

         (a),(b),(c)       Appleby Partners, Ltd.
                           551 Fifth Avenue, Suite 1625
                           New York, New York 10176
                           Investment and management company

         (d)               no
         (e)               no
         (f)               Unites States of America


         (a),(b),(c)       Steven W.  Bingaman 1996 Trust
                           551 Fifth Avenue, Suite 1625
                           New York, New York 10176
                           Trust

        (g)                no
        (h)                no
        (i)                Unites States of America

Item 3:  Sources and Amount of Funds or Other Consideration


         APL -WC - approximately $1,750,000

         SWB Trust - PF - $950,000

Item 4:  Purpose of Transaction

         The original and subsequent purchases of H Quotient, Inc. securities since 1994 has been for investment purposes. The entities described above are more likely than not to eventually dispose of all or portions of the owned securities including the exercise and sale of common stock purchase warrants.

Item 5:  Interest in the Securities of the Issuer

                       Common Stock       %      Warrants           %
                       ------------------------------------------------

(a)    APL               100,000         1.2    1,568,471         15.0

       SWB Trust       1,438,043        17.5      325,000          3.1

(b) Appleby Partners, Ltd. has the sole power to: vote or direct the vote and dispose or direct the disposition of the shares of common stock and the warrants held by it, and has the right to acquire through the exercising of warrants up to 1,568,471 shares of common stock of the issuer. In addition, Appleby Partners, Ltd. has the sole power to: vote or direct the vote and dispose or direct the disposition of 1,438,043 shares of common stock and the 325,000 warrants held by the SWB Trust, and has the right to acquire through the exercising of warrants up to 1,438,043 shares of common stock of the issuer that are not exercisable until June 11, 2000.

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                                                              Page 4 of 4 Pages

Item 6: Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        APL has been granted the authority to dispose or acquire securities of the issuer by the SWB Trust.


Item 7:  Material to be Filed as Exhibits

         None

Date: December 20, 1999

Name/Title: Steven W. Bingaman, Appleby Partners, Ltd., President

Signature: /s/ Steven W. Bingaman, President
           ----------------------------------


Name/Title: Cynthia B. Newbold, Steven W. Bingaman 1996 Trust, Trustee

Signature: /s/ Cynthia B. Newbold, Trustee
           ---------------------------------